Page 1 of 4 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X    No
         ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                    Item                            Filing/Distribution Date
----------------------------------------------  --------------------------------
1. Immediate Report filed with the Tel-Aviv
   Stock Exchange                                         July 3, 2003

                                     ITEM 1

                                                              Date: July 3, 2003


Messrs.                       Messrs.                     Messers.
Securities Authority          Tel Aviv Stock Exchange     Registrar of Companies
22 Kanfei Nesharim Street     54 Echad Ha'am Street       97 Jaffa Street
Jerusalem 95464               Tel Aviv                    Jerusalem
---------------               --------                    ---------


                              RE: IMMEDIATE REPORT
                                  ----------------

The company's Board of Directors that assembled at 17:00, has resolved to submit a Petition for a Stay of Proceedings, on behalf of the company and based on the agreement that is expected to be received from the company's main secured creditors and also from the controlling shareholder (ICC).

This petition is expected to be submitted to the Haifa District Court, subject to the said agreements' having been obtained, not later than Sunday, 6TH July 2003.

The company notifies that it received the decision of the Haifa District Court, setting Wednesday, 9th July 2003 as the date of the deliberations concerning a Petition for a Stay of Proceedings against the company that was submitted by the company's employees and the New General Histadrut.


                                                 Sincerely yours,


                                                 Yair Kohavi, Adv.
                                                 Corporate Secretary


Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                         By:         /s/ Yair Kohavi
                                             ----------------------------------
                                                    Yair Kohavi, Adv.
                                                   Corporate Secretary


Date: July 3, 2003